                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                              HALSEY DRUG CO., INC.
                             ----------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                          ----------------------------
                         (Title of Class of Securities)

                                   406369108
                                  ------------
                                 (CUSIP Number)


                             Harvey L. Sperry, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000
                                 --------------
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)


                                January 29, 1997
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                                  SCHEDULE 13D

CUSIP No. 406369108

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ZATPACK INC.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a[X] b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
                  WC,00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                  British Virgin Islands

                       7.  SOLE VOTING POWER

                                None (See Items 3 and 5 below)

 NUMBER OF             8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                    639,227 (See Items 3 and 5 below)
 OWNED BY
   EACH                9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                        None (See Items 3 and 5 below)
   WITH
                      10.  SHARED DISPOSITIVE POWER

                                639,227 (See Items 3 and 5 below)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          639,227 (See Items 3 and 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.4% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          CO

                                  SCHEDULE 13D

CUSIP No. 406369108

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CHRISTOPHER ZUELLIG

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             a[X]
             b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
          AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland

                         7.  SOLE VOTING POWER

                                   None (See Items 3 and 5 below)

 NUMBER OF               8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                       639,227 (See Items 3 and 5 below)
 OWNED BY
   EACH                  9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                           None (See Items 3 and 5 below)
   WITH
                        10.  SHARED DISPOSITIVE POWER

                                   639,227 (See Items 3 and 5 below)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          639,227 (See Items 3 and 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.4% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IN

                                  SCHEDULE 13D

CUSIP No. 406369108

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DANIEL ZUELLIG

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a[X] b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
          AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland

                         7.  SOLE VOTING POWER

                                   None (See Items 3 and 5 below)

 NUMBER OF               8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                       639,227 (See Items 3 and 5 below)
 OWNED BY
   EACH                  9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                           None (See Items 3 and 5 below)
   WITH
                        10.  SHARED DISPOSITIVE POWER

                                   639,227 (See Items 3 and 5 below)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          639,227 (See Items 3 and 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.4% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IN

                                  SCHEDULE 13D

CUSIP No. 406369108

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DAVID ZUELLIG

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a[X] b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
          AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland

                         7.  SOLE VOTING POWER

                                   None (See Items 3 and 5 below)

 NUMBER OF               8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                       639,227 (See Items 3 and 5 below)
 OWNED BY
   EACH                  9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                           None (See Items 3 and 5 below)
   WITH
                        10.  SHARED DISPOSITIVE POWER

                                   639,227 (See Items 3 and 5 below)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          639,227 (See Items 3 and 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.4% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IN

                                  SCHEDULE 13D

CUSIP No. 406369108

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PETER ZUELLIG

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a[X] b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
          AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland

                         7.  SOLE VOTING POWER

                                   None (See Items 3 and 5 below)

 NUMBER OF               8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                       639,227 (See Items 3 and 5 below)
 OWNED BY
   EACH                  9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                           None (See Items 3 and 5 below)
   WITH
                        10.  SHARED DISPOSITIVE POWER

                                   639,227 (See Items 3 and 5 below)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          639,227 (See Items 3 and 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.4% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IN

                                  SCHEDULE 13D

CUSIP No. 406369108

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          THOMAS ZUELLIG

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a[X] b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
          AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland

                              7.  SOLE VOTING POWER

                                        None (See Items 3 and 5 below)

 NUMBER OF                    8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                            639,227 (See Items 3 and 5 below)
 OWNED BY
   EACH                       9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                                 None (See Items 3 and 5 below)
   WITH
                             10.  SHARED DISPOSITIVE POWER

                                        639,227 (See Items 3 and 5 below)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          639,227 (See Items 3 and 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.4% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IN

This statement amends and restates in its entirety the information set forth in the Schedule 13D dated April 10, 1995 (the "Schedule 13D"), filed on behalf of the Reporting Persons (as defined below) and constitutes Amendment No. 1 to the Schedule 13D.

Item 1.  Security and Issuer.
         -------------------

         This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Halsey Drug Co., Inc. (the "Company"), which has its principal executive offices at 1827 Pacific Street, Brooklyn, New York 11233.

Item 2.  Identity and Background.
         -----------------------

         (a) This statement is being filed by (i) Zatpack Inc., a British Virgin Islands Company ("Zatpack"), (ii) Christopher Zuellig, (iii) Daniel Zuellig, (iv) David Zuellig, (v) Peter Zuellig, and (vi) Thomas Zuellig. Such persons are collectively referred to herein as the "Reporting Persons."

         (b) Zatpack is a company that was formed to enter into the transactions described herein. The address of the principal business and office of Zatpack is c/o Secretariat Zuellig, P.O. Box 1041, CH-8640 Rapperswil, Switzerland. Information regarding the identity and background of the directors and executive officers of Zatpack is set forth on Schedule I hereto, which is incorporated by reference in response to this Item 2.

         (c) Christopher, Daniel, David, Peter and Thomas Zuellig (collectively, the "Zuelligs") together own 100% of the capital stock of Zatpack and, together with Zatpack, may be deemed a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "1934 Act") and, as the persons ultimately in control of Zatpack, may be deemed "beneficial owners" of securities, including Common Stock, held for the account of Zatpack. The principal occupations and business addresses of each of the Zuelligs and the name and principal business of the organizations where such occupations are conducted are set forth on Schedule II hereto, which is incorporated by reference in response to this Item 2. Each of the Zuelligs is a citizen of Switzerland.

         (d) None of the Reporting Persons nor, to the best of their knowledge, any of the directors and executive officers referred to in paragraphs (b) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers referred to in paragraphs (b) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         As of March 30, 1995, Zatpack entered into an Agreement with the Company (the "Agreement"). The Agreement provided for, among other things, the purchase by Zatpack of 500,000 shares of Common Stock (the "Shares") and the issuance and delivery to Zatpack of a convertible promissory note due December 1, 1997 in the aggregate principal amount of $1,292,242 (the "Note"), which Note was, at the time of issuance, convertible, at the sole option of the holder thereof, into 516,897 shares of Common Stock (plus any additional shares of Common Stock that are issued in exchange for accrued but unpaid interest on the Note) (collectively, the "Conversion Shares") at an effective conversion price of $2.50 per share, such number of shares and conversion price being subject to adjustment as provided in the Note. As of February 1, 1997, the adjusted conversion price was $2.39 and the Note was convertible into approximately 639,227 shares of Common Stock, subject to further adjustment for antidilution and for additional shares of Common Stock issuable upon conversion of the Note in lieu of accrued and unpaid interest. At maturity the Note will be convertible into approximately 681,737 shares of Common Stock, subject to adjustment for antidilution. Under the Agreement, Halsey agreed to issue and deliver to Zatpack (i) the Shares in exchange for consideration having an aggregate value of $1,000,000, which consideration includes (x) the delivery to Houba, Inc., a wholly owned subsidiary of the Company ("Houba"), of certain inventory of methacycline hcl having an agreed upon value of $647,288, (y) 300 shares of Class B Common Stock of Indiana Fine Chemicals Corporation, a Delaware corporation ("IFC"), having an agreed upon value of $150,000 and (z) the cancellation and extinguishment of a portion of certain account receivables owing to Zuellig Botanicals, Inc. ("Botanicals") from Cenci Powder Products, Inc., a 51%-owned subsidiary of Halsey ("Cenci"), in the amount of $202,712 and (ii) the Note in exchange for consideration having an aggregate value of $1,292,242, which consideration includes (w) the cancellation and extinguishment of $459,218 in indebtedness owing from IFC to Zuellig Group N.A., Inc. ("Zuellig"), (x) the cancellation and extinguishment of (1) $130,559 in indebtedness owing from Cenci to Botanicals and (2) a portion of certain account receivables owing to Botanicals from Cenci in the amount of $111,097, (y) the cancellation and extinguishment of account receivables owing to ZetaPharm Inc. from Houba in the amount of $326,963, and
(z) the cancellation and extinguishment of indebtedness owing from Houba to Zuellig in the amount of $264,405.

Item 4.  Purpose of Transaction.
         ----------------------

         The Reporting Persons acquired the Shares and the Conversion Shares for the purpose of making an equity investment in the Company. The Reporting Persons may from time to time acquire additional shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions depending on existing market conditions and other considerations. Except as set forth herein, the Reporting Persons held the Shares and are holding the Conversion Shares solely for investment and none of the Reporting Persons nor, to the best of their knowledge, any person set forth on Schedule I hereto, has any plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions
(a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) As of the date of this Report, Zatpack is the beneficial owner of approximately 639,227(1) shares of Common Stock, all of which represent shares of Common Stock that Zatpack has the right to acquire upon conversion of the Note. By reason of the regulations promulgated under Section 13(d) of the 1934 Act, the Zuelligs may be deemed to own beneficially the shares of Common Stock beneficially owned by Zatpack. The Conversion Shares beneficially owned by Zatpack represent approximately 5.4% of the outstanding shares of Common Stock.

         The percentage used in this paragraph 5(a) is calculated based upon the 11,830,630 shares of Common Stock deemed outstanding at the date hereof, derived from the sum of (i) the 11,191,403 shares of Common Stock outstanding as of November 12, 1996 reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996 and (ii) the approximately 639,227(1) shares of Common Stock issuable upon conversion of the Note.

         (b) The Reporting Persons share the power to vote or to direct the vote, and share the power to dispose or to direct the disposition of the Conversion Shares.

         (c) Pursuant to the Agreement, the Company issued the Shares to Zatpack and executed the Note on March 30, 1995, the date the Agreement became effective in accordance with its terms. Except as set forth on Schedule III hereto, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule I, has effected any transactions in the Common Stock during the preceding 60 days.

         (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such securities.


__________________________
(1) Based on the amount of the Note plus accrued and unpaid interest thereon through February 1, 1997.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
         --------------------------------------------------------------------

         The Shares were purchased pursuant to the Agreement described more fully in Item 3 above, dated as of March 30, 1994, which Agreement is filed as an exhibit to this Schedule 13D. Pursuant to the Agreement, the Company issued and delivered the Note described more fully in Item 3 above. The Note is filed as an exhibit to this Schedule 13D.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit 1. Joint Acquisition Statement Pursuant to Rule 13d-1(f)(1).

         Exhibit 2. Power of Attorney, dated April 5, 1995, granted by Zatpack Inc. in favor of Harvey L. Sperry.

         Exhibit 3. Power of Attorney, dated April 4, 1995, granted by Christopher Zuellig in favor of Harvey L. Sperry.

         Exhibit 4. Power of Attorney, dated April 5, 1995, granted by Daniel Zuellig in favor of Harvey L. Sperry.

         Exhibit 5. Power of Attorney, dated April 5, 1995, granted by David Zuellig in favor of Harvey L. Sperry.

         Exhibit 6. Power of Attorney, dated April 3, 1995, granted by Peter Zuellig in favor of Harvey L. Sperry.

         Exhibit 7. Power of Attorney, dated April 3, 1995, granted by Thomas Zuellig in favor of Harvey L. Sperry.

         Exhibit 8. Agreement, dated as of March 30, 1995, by between the Company and Zatpack.

         Exhibit 9. Convertible Note, dated December 1, 1994, issued by the Company in favor of Zatpack.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1997

                                    ZATPACK, INC.


                                    By:/s/ Harvey L. Sperry
                                       -------------------------------
                                    Harvey L. Sperry, Attorney-in-Fact


                                    CHRISTOPHER ZUELLIG


                                    By:/s/ Harvey L. Sperry
                                       -------------------------------
                                    Harvey L. Sperry, Attorney-in-Fact


                                    DANIEL ZUELLIG


                                    By:/s/ Harvey L. Sperry
                                       -------------------------------
                                    Harvey L. Sperry, Attorney-in-Fact


                                    DAVID ZUELLIG


                                    By:/s/ Harvey L. Sperry
                                       -------------------------------
                                    Harvey L. Sperry, Attorney-in-Fact


                                    PETER ZUELLIG


                                    By:/s/ Harvey L. Sperry
                                       -------------------------------
                                    Harvey L. Sperry, Attorney-in-Fact


                                    THOMAS ZUELLIG


                                    By:/s/ Harvey L. Sperry
                                       -------------------------------
                                    Harvey L. Sperry, Attorney-in-Fact

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                 OF ZATPACK INC.

Name/Title/Citizenship     Principal Occupation          Business Address
----------------------     --------------------        -------------------

Christopher Zuellig        Associate-McKinsey &         McKinsey & Company
 Director/                 Company, an                  Unterwerkstrasse 3
 Switzerland               international management     CH-8065
                           consulting firm              Zurich, Switzerland

David Zuellig/             Executive of Zuellig         Zuellig Insurance
 Director/                 Insurance Holdings Ltd.,     Holdings Ltd.
 Switzerland               a Company engaged in the     1 Scotts Road No. 24-08
                           insurance brokerage          Shaw Centre
                           business                     Singapore  0922

                                   SCHEDULE II

                    PRINCIPAL OCCUPATIONS/BUSINESS ADDRESSES

       Name              Principal Occupation             Business Address
       ----              --------------------             ----------------

Christopher Zuellig     Associate-McKinsey &             McKinsey & Company
                        Company, an international        Unterwerkstrasse 3
                        management consulting firm       CH-8065
                                                         Zurich, Switzerland

Daniel Zuellig          Executive of Marsman & Co.,      Marsman & Co. Inc.
                        Inc., a company engaged in       Marsman Pharma Building
                        the business of selling          2246 Chino Roces Avenue
                        pharmaceutical products          Makati, Metro Manila
                                                         Philippines

David Zuellig           Executive of Zuellig             Zuellig Insurance
                        Insurance Holdings Ltd.,         Holdings Ltd.
                        a company engaged in the         1 Scotts Road No. 24-08
                        insurance brokerage business     Shaw Centre
                                                         Singapore  0922

Peter Zuellig           Co-Managing Director of          c/o Secretariat Zuellig
                        Interpacific Holding S.A. &      P.O. Box 1041
                        Co., a holding company           CH-8640 Rapperswil
                        which, through its               Switzerland
                        subsidiaries, is engaged in
                        a number of businesses
                        including the sale of
                        pharmaceutical products and
                        the processing and sale of
                        animal feeds

Thomas Zuellig          Co-Managing Director of          c/o Secretariat Zuellig
                        Interpacific Holding S.A. &      P.O. Box 1041
                        Co., a holding company           CH-8640 Rapperswil
                        which, through its               Switzerland
                        subsidiaries, is engaged in
                        a number of businesses
                        including the sale of
                        pharmaceutical products and
                        the processing and sale
                        of animal feeds

                                  SCHEDULE III

                     RECENT TRANSACTIONS IN THE COMMON STOCK
                            OF HALSEY DRUG CO., INC.

                NATURE OF          NUMBER OF
TRADE DATE     TRANSACTION         SHARES         PRICE PER SHARE
----------     -----------         ---------      ---------------

02/07/97       Sale               210,300         5.13
02/06/97       Sale                 2,500         5.38
02/05/97       Sale                30,100         5.27
02/04/97       Sale                61,900         5.30
01/31/97       Sale                11,200         5
01/30/97       Sale                63,400         5
01/29/97       Sale                68,400         5
01/15/97       Sale                 1,700         5.75
01/14/97       Sale                 1,500         5.75
01/13/97       Sale                 4,000         5.75
01/07/97       Sale                10,000         5.87
01/07/97       Sale                 5,000         5.75
01/06/97       Sale                10,000         5.75
11/13/96       Sale                 5,000         4.25
11/12/96       Sale                 5,000         4.25
11/11/96       Sale                 5,000         4.25
11/08/96       Sale                 5,000         4.31


All of the above transactions were effected by Zatpack Inc.

                                  EXHIBIT INDEX

Exhibit                                                              Page No.
-------                                                              --------

Exhibit 1.  Joint Acquisition Statement Pursuant                         *
to Rule 13d-1(f)(1).

Exhibit 2. Power of Attorney, dated April 5,                             *
1995, granted by Zatpack Inc.
in favor of Harvey L. Sperry.

Exhibit 3.  Power of Attorney, dated April 4,                            *
1995, granted by Christopher Zuellig in favor of Harvey L. Sperry.

Exhibit 4.  Power of Attorney, dated April 5,                            *
1995, granted by Daniel Zuellig in favor of Harvey L. Sperry.

Exhibit 5.  Power of Attorney, dated April 5,                            *
1995, granted by David Zuellig in favor of Harvey L. Sperry.

Exhibit 6.  Power of Attorney, dated April 3,                            *
1995, granted by Peter Zuellig in favor of Harvey L. Sperry.

Exhibit 7.  Power of Attorney, dated April 3,                            *
1995, granted by Thomas Zuellig in favor of Harvey L. Sperry.

Exhibit 8. Agreement, dated as of March 30, 1995,                        *
by and between the Company
and Zatpack.

Exhibit 9. Convertible Note, dated December 1, 1994,                     *
issued by the Company in
favor of Zatpack.


------------------
*  Previously filed in paper format.